NEWS RELEASE

SHAW ANNOUNCES CLOSING OF $548 MILLION SECONDARY OFFERING OF CORUS CLASS B SHARES

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES OR ITS POSSESSIONS. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW/

Calgary, Alberta (May 31, 2019) – Shaw Communications Inc. (“Shaw”) announced today the completion of the secondary offering of 80,630,383 Class B non-voting participating shares (the “Class B Shares”) of Corus Entertainment Inc. (“Corus”) at a price of $6.80 per Class B Share (the “Offering”), representing approximately 39% of the outstanding Class B Shares, for total gross proceeds to Shaw of approximately $548 million. The Offering was made on a bought deal basis through a syndicate of underwriters led by TD Securities Inc. Shaw no longer holds, and has no current intention of acquiring, any equity interest in Corus.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the “US Securities Act”), as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the US Securities Act. This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Shaw will file an early warning report in connection with this transaction on SEDAR under Corus’ profile at www.sedar.com. A copy of the report may be obtained from the Corporate Secretary of the Company, Suite 900, 630 3rd Avenue S.W., Calgary, Alberta T2P 4L4, telephone (403) 750-4500.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact: Shaw Investor Relations investor.relations@sjrb.ca